SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                   April 2005

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


         This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333- 12074, 333-115598 and 333-117954, and Form S-8 Registration Statements File Nos. 333-12844 and 333-111437.



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                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

     1. Press Release re RADA to Receive a $1.6 Million Purchase Order From Lockheed Martin Aeronautics dated April 4, 2005.



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                                                                          ITEM 1

Press Release                             Source: Rada Electronic Industries Ltd

RADA to Receive a $1.6 Million Purchase Order From Lockheed Martin Aeronautics

Monday April 4, 12:27 pm ET

NATANYA, Israel, April 4 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (NASDAQ: RADI - News) announced today that it has received a $1.6 million purchase order, from Lockheed Martin Aeronautics Company, to provide the Israeli Air Force with "Reality" - an advanced flight debriefing system and Squadron Information Management Network (SIMNet). The systems will be supplied to the IAF during the third quarter of 2005.

The "Reality" flight debriefing system is a network centric data management system that provides advanced post flight debriefing including video, audio and Air Combat Maneuvering Instrumentation (ACMI), using digital data recordings from the aircraft. The "Reality" is the first operationally fielded, digital video debriefing system in the world.

RADA entered the digital video arena in 2001 during the Israel "Peace Marble V" program where, together with Smiths, a complete digital video and data transfer equipment was installed onboard the new Israeli Air Force F-16I aircraft, complemented with the "Reality" debriefing and Squadron Information Management Network. In 2003 RADA was awarded a contract by the Chilean Air Force, to replace the V-83 tape recorders with digital video recorders and Ground Debriefing Systems as part of the "Peace Puma" F-16 program.

Commenting on the contract, Zvi Alon, RADA's Vice President of Business Development said, "This contract places RADA as a prime provider of flight debriefing systems to more than half of the Israeli Air Force, with installations onboard the A-4 trainer aircraft, through the F-16A/B to the most advanced F-16I squadrons."

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the defense and commercial aerospace industries. The Company specializes in Avionics systems (Digital Video Recorders, Ground Debriefing Stations, Stores Management Systems, Flight Data Recorders, Inertial Navigation Systems), Trainers Upgrades, Avionics systems for the UAV market, and Electro optic cameras for airplanes and armored vehicles.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

    Contact

    Company Contact:                     Investor Relations Contact:
    Elan Segal (Chief Financial Officer) Ehud Helft / Kenny Green
    Tel: +972-9-892-1129                 Tel: +1-866-704-6710
    elan_sigal@rada.com                  ehud@gk-biz.com /
                                         kenny@gk-biz.com





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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                             (Registrant)



                                             By: /s/Herzle Bodinger
                                                 ------------------
                                                 Herzle Bodinger, Chairman




Date: April 4, 2005